Exhibit 15.2

Part I - Item 6 (d)

Section 4(a)(2) of the Securities Act of 1933, as amended. The investors delivered appropriate investment representations with respect to the securities and consented to the imposition of restrictive legends upon the stock certificates representing securities. The investors did not enter into the transactions with us as a result of or subsequent to any advertisement, article, notice, or other communication published in any newspaper, magazine, or similar media or broadcast on television or radio, or presented at any seminar or meeting. The investors were also afforded the opportunity to ask questions of management and to receive answers concerning the terms and conditions of the transaction. No selling commissions were paid in connection with the issuance of these securities.

Rule 701 of the Securities Act of 1933, as amended. 100,000 shares of Common Stock issued to John Clark pursuant to his Employment Agreement dated May 1, 2018.